

June 29, 2015

Shuya Watanabe
Chief Executive Officer
Grand Perfecta, Inc.
21st Floor, South Tower, New Pier Takeshiba
1-16-1, Kaigan, Minato-Ku
Tokyo, Japan 105-0022

> **Re:** **Grand Perfecta, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed June 15, 2015**
> **File No. 000-55423**

Dear Mr. Watanabe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated June 8, 2015.

Certain Relationship and Related Transactions, and Director Independence, page 18

Certain Relationships and Related Transactions, page 18

1. We note that you have added amounts due from related parties on pages F-3 and F-12 and in your Form 10-Q for the quarter ended April 30, 2015 but have made no such changes in your Certain Relationships and Related Transactions section. Please confirm you have disclosed all related party transactions required to be disclosed pursuant to Item 404(d) of Regulation S-K, including amounts of indebtedness described in Item 404(a)(5), or revise accordingly.

You may contact Amy Geddes at (202) 551-3304 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor

cc: Mark E. Lehman
        Parsons Behle & Latimer